SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of: October 2013

Commission File Number:

HYDRO ONE INC.

(Translation of Registrant’s name into English)

483 Bay Street, North Tower, 15th Floor, Toronto Ontario M5G 2P5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Exhibit 99.1 and 99.2 of this Form 6-K shall be incorporated by reference as exhibits to the Registration Statement of Hydro One Inc. on Form F-10 (File No. 333-190657).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.

/s/ Ali R. Suleman
Name: Ali R. Suleman
Title: Vice President and Treasurer

Date: October 2, 2013

EXHIBIT INDEX

99.1	Template Indicative Term Sheet for Series 28 Medium Term Notes due 2018

99.2	Template Indicative Term Sheet for Series 29 Medium Term Notes due 2043